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14046413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GP NURMNKARI INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 EAST 41ST STREET, SUITE 1902
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carolyn C. Carty (631) 224-9578
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YIN SHEN CO. CPA
(Name –//individual, state last, first, middle name)

3150 140TH STREET, ROOM 6C (Address) FLUSHING (City) NY (State) 11354 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must he supported by a statement off acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(*

3/14/14

OATH OR AFFIRMATION

I, Albert Pezone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GP Nurmenkari Inc, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

MICHELLE L. CASTELLANOS NOTARY PUBLIC STATE OF NEW YORK NO. 01CA6258563 QUALIFIED IN RICHMOND COUNTY COMM. EXP. 03/26/2016

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Yin Shen Co. CPA
3150 140th Street, Room 6c
Flushing, New York 11354
Tel: 718-358-7956, Fax: 718-358-1281

Independent Auditor's Report

Board of Directors
GP Nurmenkari Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of GP Nurmenkari Inc. (the Company) as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the

reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GP Nurmenkari Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Yin Shen Co. CPA
Flushing, New York
February 21, 2014

GP NURMENKARI INC.

Statement of Financial Condition
December 31, 2013

ASSETS

Cash	$	9,901
Receivable from customers and clearing organization		97,235
Deposits with clearing organizations		50,000
Furniture, and equipment at cost, net of accumulated depreciation ($1,391)		19,319
Security Deposit		49,952
Other assets		5,298
Total assets	$	231,705

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable, and accrued expenses	$	19,313
Total liabilities		19,313
Stockholders' Equity		
Common stock - Authorized 200 shares non par 200 shares issued and outstanding		70,030
Retained earnings		142,362
Total stockholders' equity		212,392
Total liabilities and stockholders' equity	$	231,705

The accompanying notes are an integral part of these financial statements

GP Nurmenkari, Inc.
Notes to Financial Statements

For the Year Ended December 31, 2013

1. Organization and nature of business

GP Nurmenkari, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company is exempt from SEC customer protection rules under Paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company is a New York corporation established on January 7, 2010.

2. Significant Accounting Policies

Basic Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including private placements of securities, selling corporate debt securities, and retailing corporate equity securities over the counter on a fully disclosed basis through a clearing brokerage.

Use of estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Depreciation
Property and equipment are stated at cost. Depreciation is provided on a double declining basis using estimated useful lives of five to seven years.

Statement of Cash Flows
For purpose of Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

3. Fair Value:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A faire value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The faire value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

As at December 31, 2013, the Company did not own securities and did not have principal transactions. The Company reported cash and cash equivalent, commission receivables and accounts payable, and other liabilities at carrying amounts that approximate fair values because of the short maturity.

4. Property and equipment:

Property and equipment as of December 31, 2013 consisted of office furniture and office equipment net of depreciation $19,319. Depreciation expense for the year ended was $1,391.

5. Commitments and contingencies:

The Company entered into a new lease of office space for a term of three years on November 21, 2013 and expires on November 30, 2016.
The Minimum Rent is (i) $79,128 per annum ($6,594 per month) from the Commencement Date through November 30, 2014;

(ii) $81,501.84 per annum ($6,791.82 per month) from December 1, 2014 through November 30, 2015 and

(iii) $83,946.90 per annum ($6,995.57 per month) from December 1, 2015 through and including the Expiration Date.

Electricity Factor: $6,311.40 per annum.
There is a 3% per annum increase in Minimum Rent.

A security deposit of $46,158 was paid on November 22, 2013.

Rent expense for 2013 was $27,199.48 and is included in the Occupancy expense.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1, and minimum dollar amount of net capital requirement is $5,000. At December 31, 2013, the Company was in compliance with these regulations. The company's aggregate indebtedness to net capital ratio was 0.15 to 1 and the Company had net capital of $132,727 which exceeded the minimum required dollar amount by $127,727.

7. Income taxes:

For the tax purpose, the Company elected to be taxed as an S corporation. Accordingly, the Company's income and loss is passed to the member individually. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. However, the Company is still subject to local corporation taxes if taxable income exceeds certain amount by offsetting entitled loss carry forward.

8. Subsequent events:

Events have been evaluated through the date of audit report the date the financial statements were available to be issued and no further information is required to be disclosed.